

Mail Stop 3561

August 8, 2017

<u>Via E-mail</u>
Josef H. von Rickenbach
Chief Executive Officer
PAREXEL International Corporation
195 West Street
Waltham, MA 02451

> **Re: PAREXEL International Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2017**
> **File No. 000-21244**

Dear Mr. von Rickenbach:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Background of the Merger, page 29</u>

1.   Please disclose the substance and timing of all material offers and counteroffers during the course of the merger negotiations and, if applicable, identify the directors and/or executive officers who negotiated the material provisions in the merger agreement on behalf of the company. For example, provide additional disclosure regarding who negotiated the material provisions in the draft merger agreements that were provided to the bidders on behalf of the company and whether such provisions were approved by the board. Also describe the material negotiations relating to the executive officers' ongoing roles, compensation and interest in the surviving company.

2.   We note that your independent directors held nine executive sessions and each attended every session. Please identify your independent directors.

3.   We note your disclosure that on several occasions Mr. von Rickenbach updated the board on communications with certain activist investors. Please identify these investors and describe any material communications regarding the potential merger transaction.

Company Representations and Warranties, page 75

4.   We note your statement that "the assertions embodied in those representations and warranties were made for the purposes of the Merger Agreement…." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities law.

Certain U.S. Federal Income Tax Considerations, page 99

5.   Please revise the heading and first paragraph to reflect that you have disclosed "material" rather than "certain" U.S. federal income tax considerations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

                                                Sincerely,

                                                /s/ Brigitte Lippmann (for)

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages, Apparel, and
                                                Mining

cc: Andrew H. Goodman
        Goodwin Procter LLP